UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Investcorp Europe Acquisition Corp. I

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G4923T121

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4923T121	SCHEDULE 13G	Page 1 of 8 Pages

1	NAMES OF REPORTING PERSONS Europe Acquisition Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. G4923T121	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Investcorp Investment Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. G4923T121	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Investcorp S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. G4923T121	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Investcorp Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. G4923T121	SCHEDULE 13G	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS SIPCO Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 7,079,500 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 7,079,500 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,079,500 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON (see Instructions) OO

CUSIP No. G4923T121	SCHEDULE 13G	Page 6 of 8 Pages

Item 1.

(a)	Name of Issuer:

Investcorp Europe Acquisition Corp. I

(b)	Address of Issuer’s Principal Executive Offices:

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102

Item 2.

(a)	Name of Person Filing:

Europe Acquisition Holdings Limited

Investcorp Investment Holdings Limited

Investcorp S.A.

Investcorp Holdings Limited

SIPCO Holdings Limited

(b)	Address of Principal Business Office or, if none, Residence:

Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands KY1-1102

(c)	Citizenship:

Europe Acquisition Holdings Limited is a Cayman Islands exempted company.

Investcorp Investment Holdings Limited is a Cayman Islands exempted company.

Investcorp S.A. is a Cayman Islands exempted limited liability company.

Investcorp Holdings Limited is a Cayman Islands exempted company.

SIPCO Holdings Limited is a Cayman Islands exempted company.

(d)	Title of Class of Securities:

Class A ordinary shares, par value $0.0001 per share

(e)	CUSIP No.:

G4923T121

CUSIP No. G4923T121	SCHEDULE 13G	Page 7 of 8 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,079,500 shares

(b)	Percent of class: 16.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0 shares

(ii)	Shared power to vote or to direct the vote: 7,079,500 shares

(iii)	Sole power to dispose or to direct the disposition: 0 shares

(iv)	Shared power to dispose or to direct the disposition: 7,079,500 shares

CUSIP No. G4923T121	SCHEDULE 13G	Page 8 of 8 Pages

As of December 17, 2021, Investcorp Europe Acquisition Corp. I (the “Issuer”) had 34,500,000 Class A ordinary shares, $0.0001 par value (“Class A ordinary shares”) and 8,625,000 Class B ordinary shares, $0.0001 par value (“Class B ordinary shares”), issued and outstanding as reported in the Issuer’s prospectus filed on December 17, 2021 (File No. 333-261301) (the “Prospectus”), for a total of 43,125,000 ordinary shares outstanding. The Class B ordinary shares are convertible into Class A ordinary shares as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Prospectus.

Europe Acquisition Holdings Limited (the “Sponsor”) is the record holder of 7,079,500 Class B ordinary shares. Investcorp Investment Holdings Limited (“IIHL”) is the sole member of the Sponsor. IIHL is 100% owned by Investcorp S.A. (“ISA”), which is 100% owned by Investcorp Holdings Limited (“IHL”). SIPCO Holdings Limited (“SIPCO”) may be deemed to control IHL through its ownership of a majority of the stock of a company that indirectly owns a majority of IHL. As such, IIHL, ISA, IHL and SIPCO may be deemed to have beneficial ownership over the number of Class B ordinary shares held directly by the Sponsor. Each of the Sponsor, IIHL, ISA, IHL and SIPCO disclaims beneficial ownership therein beyond their pecuniary interest therein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Europe Acquisition Holdings Limited

By:	/s/ Rohit Nanda
Name: Rohit Nanda
Title: Authorized Signatory

Investcorp Investment Holdings Limited

By:	/s/ Abbas Rizvi
Name: Abbas Rizvi
Title: Authorized Signatory

Investcorp S.A.

By:	/s/ Jan Erik Back
Name: Jan Erik Back
Title: Authorized Signatory

Investcorp Holdings Limited

By:	/s/ Abbas Rizvi
Name: Abbas Rizvi
Title: Authorized Signatory

SIPCO Holdings Limited

By:	/s/ Jan Erik Back
Name: Jan Erik Back
Title: Authorized Signatory

EXHIBIT A: Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned individually acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of such person and that subsequent amendments to this statement on Schedule 13G may be filed on behalf of such person without the necessity of filing an additional joint filing agreement.

Europe Acquisition Holdings Limited

By:	/s/ Rohit Nanda
Name: Rohit Nanda
Title: Authorized Signatory

Investcorp Investment Holdings Limited

By:	/s/ Abbas Rizvi
Name: Abbas Rizvi
Title: Authorized Signatory

Investcorp S.A.

By:	/s/ Jan Erik Back
Name: Jan Erik Back
Title: Authorized Signatory

Investcorp Holdings Limited

By:	/s/ Abbas Rizvi
Name: Abbas Rizvi
Title: Authorized Signatory

SIPCO Holdings Limited

By:	/s/ Jan Erik Back
Name: Jan Erik Back
Title: Authorized Signatory